Exhibit 2


              Farm Bureau Insurance and United Home Life
                     Agree to Business Combination


     Indianapolis, Indiana and Greenwood, Indiana, May 14, 1997 -- United Farm Family Life Insurance Company, doing business as Farm Bureau Insurance ("Farm Bureau") and United Home Life Insurance Company (NASDAQ: UHLI) announced today that they have entered into a letter of intent pursuant to which Farm Bureau will acquire all of the issued and outstanding stock of United Home Life for cash at $ 8.75 per share, or approximately $ 10.582 million. The transaction is subject to the negotiation of a definitive agreement with the usual representations and warranties for transactions of this character, the approval of the Indiana Department of Insurance and the requisite approval of United Home Life's shareholders.

     United Home Life has been the subject of a hostile takeover bid from SouthCap Corporation of Tennessee. Mr. Michael Schoettle, President and Chief Operating Officer of United Home Life, said, "We believe that the proposed transaction with Farm Bureau represents a significant benefit to our shareholders, policyholders and employees.
In addition to providing $ 1.75 per share more in cash to our shareholders than SouthCap's hostile bid, Farm Bureau has also agreed to use its reasonable best efforts to bring our company to an A.M. Best rating of "A" (Excellent) to benefit our policyholders, and to place any of our employees whose positions might be eliminated because of the transaction on a preferential hiring list to the extent other openings become available. Our board unanimously supported entering into the letter of intent with Farm Bureau in part because of its willingness to protect our major constituents."

     Mr. Don Henderson, Executive Vice President and Chief Executive Officer of Farm Bureau said, "United Home Life is a unique company with a long history in Indiana. It brings to Farm Bureau distinct products that are complementary to ours and should help us in our attempts to penetrate markets outside the state as well. We are grateful that the Board of Directors and the Schoettle family have agreed to entrust the future of United Home Life to us. We look forward to strengthening its business."

     This press release is neither a solicitation of proxies, nor an offer to purchase or solicitation of offers to sell shares of United Home Life. A definitive proxy statement will be mailed to shareholders following the negotiation of the definitive agreement and the satisfaction of certain other conditions.

     United Home Life Insurance Company is a Greenwood, Indiana - based life insurance company licensed to sell life insurance policies in 25 states. Olive Corporate Finance, LLC is acting as financial adviser to United Home Life Insurance Company in connection with the proposed transaction.

     Farm Bureau Insurance is a member of the Indiana Farm Bureau family of companies.